SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 26, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated October 26, 2020, The Company informs that the Shareholders’ Meeting has approved to distribute a cash dividend in the amount of ARS 9,700,000,000 in proportion to the stake of the Shareholders, to be made effective in cash, in 4 periodic installments of ARS 2,425,000,000 each, according to the following expiration details: (i) the first within 30 calendar days of the meeting, (ii) the second on January 25, 2021, (iii) the third on March 25, 2021 and (iv) the fourth and last on May 24, 2021, delegating to the Board of Directors the implementation of payment to shareholders within the terms provided in the payment schedule, as well as the processing and implementation regarding the payment of said dividend to ADR’s holdersannounces to all Shareholders that having reviewed the equity accounts to be capitalized, it has been detected certain reserves that have been included in the item 3) of the shareholders’ meeting agenda which are not entitled to be capitalized by the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 26, 2020